Exhibit 19.1

NUTANIX, INC.

___________________

INSIDER TRADING POLICY

and

Guidelines with Respect to

Certain Transactions in Securities

___________________

(Adopted: August 19, 2015; Updated and effective as of June 20, 2024)

TABLE OF CONTENTS

Page

INTRODUCTION	1
Legal prohibitions on insider trading	1
Detection and prosecution of insider trading	1
Penalties for violation of insider trading laws and this Policy	1
Reporting violations	2
Personal responsibility	2
PERSONS AND TRANSACTIONS COVERED BY THIS POLICY	3
Persons covered by this Policy	3
Types of transactions covered by this Policy	3
Responsibilities regarding the nonpublic information of other companies	3
Applicability of this Policy after your departure	3
No exceptions based on personal circumstances	3
MATERIAL NONPUBLIC INFORMATION	4
“Material” information	4
“Nonpublic” information	5
POLICIES REGARDING MATERIAL NONPUBLIC INFORMATION	6
Confidentiality of nonpublic information	6
No trading on material nonpublic information	6
No disclosing material nonpublic information for the benefit of others	7
Obligation to disclose material nonpublic information to the Company	7
Responding to outside inquiries for information	7
TRADING RESTRICTION PERIODS	8
Quarterly trading restriction periods	8
Special trading restriction periods	9
Regulation BTR restrictions	9
No “safe harbors”	10
PRE-CLEARANCE OF TRADES	11
ADDITIONAL RESTRICTIONS AND GUIDANCE	12
Short sales	12
Derivative securities and hedging transactions	12
Using Company securities as collateral for loans	12
Holding Company securities in margin accounts	13
Placing open orders with brokers	13
LIMITED EXCEPTIONS	14
Transactions pursuant to a trading plan that complies with SEC rules	14
Receipt and vesting of stock options, restricted stock units, restricted stock and stock appreciation rights	14
Exercise of stock options for cash	15
Purchases from the employee stock purchase plan	15
Certain 401(k) plan transactions	15

Stock splits, stock dividends and similar transactions	15
Withholding	15
Sell to cover transactions	15
Inheritance	16
Change in form of ownership	16
Transactions in mutual, exchange-traded or index funds	16
Other exceptions	16
COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT	17
Obligations under Section 16	17
Notification requirements to facilitate Section 16 reporting	17
Personal responsibility	17
ADDITIONAL INFORMATION	18
Availability of Policy	18
Amendments	18

2

INTRODUCTION

Nutanix, Inc. (together with its subsidiaries, the “Company”) forbids the unauthorized disclosure of any nonpublic information acquired in the course of your service with the Company and the misuse of material nonpublic information in securities trading. Any such actions will be deemed violations of this Insider Trading Policy (the “Policy”).

Legal prohibitions on insider trading

The antifraud provisions of U.S. federal securities laws prohibit directors, officers, employees and other individuals who possess material nonpublic information from trading on the basis of that information. Transactions will be considered “on the basis of” material nonpublic information if the person engaged in the transaction was aware of the material nonpublic information at the time of the transaction. It is not a defense that the person did not “use” the information for purposes of the transaction.

Disclosing material nonpublic information directly or indirectly to others who then trade based on that information or making recommendations or expressing opinions as to transactions in securities while aware of material nonpublic information (which is sometimes referred to as “tipping”) is also illegal. Both the person who provides the information, recommendation or opinion and the person who trades based on it may be liable.

These illegal activities are commonly referred to as “insider trading”. State securities laws and securities laws of other jurisdictions also impose restrictions on insider trading.

In addition, a company, as well as individual directors, officers and other supervisory personnel, may be subject to liability as “controlling persons” for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control. The Insider Trading and Securities Fraud Enforcement Act of 1988, for example, mandates that “[e]very person who, directly or indirectly, controls any person liable [for insider trading] shall also be liable jointly and severally with and to the same extent as such controlled person…unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action.”

Detection and prosecution of insider trading

The U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”) and NASDAQ use sophisticated electronic surveillance techniques to investigate and detect insider trading, and the SEC and the U.S. Department of Justice pursue insider trading violations vigorously. Cases involving trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares have been successfully prosecuted.

Penalties for violation of insider trading laws and this Policy

Civil and criminal penalties. As of the effective date of this Policy, potential penalties for insider trading violations under U.S. federal securities laws include:

● damages in a private lawsuit;

● disgorging any profits made or losses avoided;

● imprisonment for up to 20 years;

● criminal fines of up to $5 million for individuals and $25 million for entities;

● civil fines of up to three times the profit gained or loss avoided;

● a bar against serving as an officer or director of a public company; and

● an injunction against future violations.

Civil and criminal penalties also apply to tipping. The SEC has imposed large penalties in tipping cases even when the disclosing person did not trade or gain any benefit from another person’s trading.

Controlling person liability. U.S. securities laws mandate that “[e]very person who, directly or indirectly, controls any person liable [for insider trading] shall also be liable jointly and severally with and to the same extent as such controlled person…unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action.” As of the effective date of this Policy, the penalty for “controlling person” liability is a civil fine of up to the greater of $2,103,861 (subject to adjustment for inflation) or three times the profit gained or loss avoided as a result of the insider trading violations, as well as potential criminal fines and imprisonment.

Company disciplinary actions. If the Company has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action by the Company, up to and including termination of your employment, regardless of whether or not your failure to comply with this Policy results in a violation of law. It is not necessary for the Company to wait for the filing or conclusion of any civil or criminal action against an alleged violator before taking disciplinary action. In addition, the Company may give stop transfer and other instructions to the Company’s transfer agent to enforce compliance with this Policy.

Reporting violations

It is your responsibility to understand, comply with and help enforce this Policy. The Chief Legal Officer and Legal Department are generally responsible for the administration of this Policy. You should be alert to possible violations and promptly report violations or suspected violations of this Policy to the Chief Legal Officer at 1740 Technology Drive, Suite 150, San Jose, California 95110, ATTENTION: Chief Legal Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible, or otherwise permitted by law. If you wish to remain anonymous, send a letter addressed to the Chief Legal Officer at 1740 Technology Drive, Suite 150, San Jose, California 95110, ATTENTION: Chief Legal Officer or the Audit Committee of the Board of Directors at 1740 Technology Drive, Suite 150, San Jose, California 95110, Attn: Audit Committee, or contact our anonymous hotline (a) by calling +1 (844) 723-8366 (from the U.S.) or (b) through a secure web form at nutanix.ethicspoint.com. If you make an anonymous report, please provide as much detail as possible, including any evidence that you believe may be relevant to the issue.

Personal responsibility

The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment at all times and consult with your own personal legal and financial advisors, as needed. We advise you to seek assistance if you have any questions at all. The rules relating to insider trading can be complex, and insider trading laws impose severe sanctions on the individuals who violate them.

PERSONS AND TRANSACTIONS COVERED BY THIS POLICY

Persons covered by this Policy

This Policy applies to all directors, officers, employees and advisors (such as consultants and independent contractors) of the Company. References in this Policy to “you” (as well as general references to directors, officers, employees and advisors of the Company) should also be understood to include members of your immediate family, persons with whom you share a household, persons who are your economic dependents and any other individuals or entities whose transactions in securities you influence, direct or control (including, for example, a venture or other investment fund, if you influence, direct or control transactions by the fund). You are responsible for making sure that these other individuals and entities comply with this Policy.

Types of transactions covered by this Policy

Except as discussed in the section entitled “Limited Exceptions”, this Policy applies to all transactions involving the securities of the Company or the securities of other companies as to which you possess material nonpublic information obtained in the course of your service with the Company. This Policy therefore applies to purchases, sales, bona fide gifts and other transfers of common stock, options, warrants, preferred stock, debt securities (such as debentures, bonds and notes) and other securities, including to any distribution to holders of interest in an entity if the entity is subject to this Policy. This Policy also applies to any arrangements that affect economic exposure to changes in the prices of these securities. These arrangements may include, among other things, transactions in derivative securities (such as exchange-traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans. This Policy also applies to any offers with respect to the transactions discussed above. You should note that there are no exceptions from insider trading laws or this Policy based on the size of the transaction.

Responsibilities regarding the nonpublic information of other companies

This Policy prohibits the unauthorized disclosure or other misuse of any nonpublic information of other companies, such as the Company’s distributors, vendors, customers, collaborators, suppliers and competitors. This Policy also prohibits insider trading and tipping based on the material nonpublic information of other companies.

Applicability of this Policy after your departure

You are expected to comply with this Policy until such time as you are no longer affiliated with the Company and you no longer possess any material nonpublic information subject to this Policy. In addition, if you are subject to a trading restriction under this Policy at the time you cease to be affiliated with the Company, you are expected to abide by the applicable trading restrictions until at least the end of the relevant trading restriction period.

No exceptions based on personal circumstances

There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.

MATERIAL NONPUBLIC INFORMATION

“Material” information

Information should be regarded as material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell securities or would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Either positive or negative information may be material.

It is not possible to define all categories of “material” information, as it has no precise definition and is subject to a variety of interpretations. However, some examples of information that may be regarded as material include information with respect to:

● financial results, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with the expectations of the investment community;

● restatements of financial results, or material impairments, write-offs or restructurings;

● changes in independent auditors, or notification that the Company may no longer rely on an audit report;

● impending bankruptcy or financial liquidity problems;

● significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners;

● significant product introductions, modifications, defects or recalls or other product announcements of a significant nature;

● significant legal or regulatory developments affecting the Company, whether positive or negative, actual or threatened, including litigation or resolving litigation;

● major events or transactions involving the Company’s securities;

● significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset or a change in control of the Company;

● major personnel changes, such as significant changes in the Executive Leadership Team or employee lay-offs;

● significant disruptions in the Company’s operations or loss, potential loss, breach or unauthorized access of the Company’s property or assets, including the Company’s facilities and information technology infrastructure;

● significant data breaches of other significant cybersecurity incidents;

● updates regarding any prior material disclosure that has materially changed; and

● the existence of a special trading restriction period.

If you have any questions as to whether information should be considered “material”, you should consult with the Chief Legal Officer. In general, it is advisable to resolve any close questions as to the materiality of any information by assuming that the information is material.

“Nonpublic” information

Information is considered nonpublic if the information has not been broadly disseminated to the public for a sufficient period to be reflected in the price of the security. As a general rule, information should be considered nonpublic until at least two full trading days have elapsed after the information is broadly distributed to the public in a press release, a public filing with the SEC, a pre-announced public webcast or another broad, non-exclusionary form of public communication. However, depending upon the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by the marketplace until a later time. Any questions as to whether information is nonpublic should be directed to the Chief Legal Officer.

The term “trading day” means a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System are open for trading. A “full” trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.

POLICIES REGARDING MATERIAL NONPUBLIC INFORMATION

Confidentiality of nonpublic information

The unauthorized use or disclosure of nonpublic information relating to the Company or other companies is prohibited. All nonpublic information you acquire in the course of your service with the Company may only be used for legitimate Company business purposes. In addition, nonpublic information of others should be handled in accordance with the terms of any relevant nondisclosure agreements, and the use of any such nonpublic information should be limited to the purpose for which it was disclosed.

You must use all reasonable efforts to safeguard nonpublic information in the Company’s possession. You may not disclose nonpublic information about the Company or any other company, unless required by law, or unless (i) disclosure is required for legitimate Company business purposes, (ii) you are authorized to disclose the information and (iii) appropriate steps have been taken to prevent misuse of that information (including entering an appropriate nondisclosure agreement that restricts the disclosure and use of the information, if applicable). This restriction also applies to internal communications within the Company and to communications with agents of the Company. In cases where disclosing nonpublic information to third parties is required, you should coordinate with the Legal Department.

All directors, officers, employees and advisors of the Company are required to sign and comply with an At Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement.

No trading on material nonpublic information

Except as discussed in the section entitled “Limited Exceptions”, you may not, directly or indirectly through others, engage in any transaction involving the Company’s securities while aware of material nonpublic information relating to the Company. It is not an excuse that you did not “use” the information in your transaction.

Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material nonpublic information about that company (except to the extent the transactions are analogous to those presented in the section entitled “Limited Exceptions”). For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material nonpublic information for that other company, you would be prohibited from engaging in transactions involving the securities of that other company (as well as transactions involving Company securities, if that information is material to the Company). It is important to note that “materiality” is different for different companies. Information that is not material to the Company may be material to another company. You should note that the Company’s Code of Business Conduct and Ethics prohibits you from acquiring financial investments in other companies if your ownership would constitute a conflict of interests.

No disclosing material nonpublic information for the benefit of others

You may not disclose material nonpublic information concerning the Company or any other company to friends, family members or any other person or entity not authorized to receive such information where such person or entity may benefit by trading on the basis of such information. In addition, you may not make recommendations or express opinions on the basis of material nonpublic information as to trading in the securities of companies to which such information relates. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so.

Obligation to disclose material nonpublic information to the Company

You may not enter into any transaction, including those discussed in the section entitled “Limited Exceptions”, unless you have disclosed any material nonpublic information that you become aware of in the course of your service with the Company, and that senior management is not aware of, to the Chief Legal Officer. If you are a member of senior management, the information must be disclosed to the Chief Executive Officer, and if you are the Chief Executive Officer or a director, you must disclose the information to the board of directors, before any transaction is permissible.

Responding to outside inquiries for information

In the event you receive an inquiry from someone outside of the Company, such as a stock analyst, for information, you should refer the inquiry to the Chief Financial Officer. The Company is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of material nonpublic information. In general, the regulation provides that when a public company discloses material nonpublic information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject the company to SEC enforcement actions, which may result in injunctions and severe monetary penalties. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law. Please consult the Company’s External Communications Policy for more details.

TRADING RESTRICTION PERIODS

To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, the Company institutes quarterly trading restriction periods and may institute special trading restriction periods from time to time. In addition, to comply with applicable legal requirements, the Company may also institute trading restriction periods that prevent directors and officers from trading in Company securities at a time when employees are prevented from trading Company securities in the Company’s 401(k) plan.

It is important to note that whether or not you are subject to trading restriction periods, you remain subject to the prohibitions on trading on the basis of material nonpublic information and any other applicable restrictions in this Policy. The fact that you are or were not subject to a trading restriction is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy. Further, the fact that you are or were not subject to a trading restriction does not constitute an affirmation by the Company that you are not in possession of material nonpublic information.

Quarterly trading restriction periods

Except as discussed in the section entitled “Limited Exceptions”, all directors, executive officers and all employees and advisors identified by the Company must refrain from conducting transactions involving the Company’s securities during quarterly trading restriction periods. Before the start of a quarterly restriction period, the Company’s Stock Plan Administration team will inform individuals (via email from the Stocks email address) whether they are subject to the quarterly trading restriction period (any such individual subject to a quarterly trading restriction period, a “Covered Person”). If you are unsure whether you are a Covered Person covered by the quarterly trading restriction period, please contact insidertradingpolicy@nutanix.com. If you are a Covered Person, quarterly trading restriction periods also cover your immediate family members, persons with whom you share a household, persons who are your economic dependents and any entity whose transactions in securities you influence, direct or control. Even if you are not subject to a quarterly trading restriction period, you should exercise caution when engaging in transactions during a quarterly trading restriction period because of the heightened risk of insider trading exposure.

Quarterly trading restriction periods begin at the end of the seventh trading day of the last month of each fiscal quarter and end at the start of the second full trading day following the date of public announcement of the Company’s financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving the Company’s securities from the perspective of compliance with applicable securities laws due to the fact that, during this period, certain individuals may often possess or have access to material nonpublic information relevant to the expected financial and operating results for the quarter.

The prohibition against trading during the quarterly trading restriction period also means that brokers cannot fulfill open orders on your behalf or on behalf of members of your immediate family, persons with whom you share a household, persons who are your economic dependents or any individual or entity whose transactions in securities you influence, direct or control (including, for example, a venture or other investment fund, if you influence, direct or control transactions by the fund), during the quarterly trading restriction period, including “limit orders” to buy or sell stock at a specific price or better and “stop orders” to buy or sell stock once the price of the stock reaches a specified price. If you are subject to quarterly trading restriction periods or pre-clearance requirements, it is your responsibility to inform any broker with whom such an open order is placed at the time it is placed.

From time to time, the Company may identify other persons who should be subject to quarterly trading restriction periods, and the Chief Legal Officer may update and revise the list of Covered Persons as appropriate.

Special trading restriction periods

From time to time, the Company may also prohibit directors, officers, employees and advisors from engaging in transactions involving the Company’s securities when, in the judgment of the Chief Legal Officer, a trading restriction is warranted. The Company will generally impose special trading restriction periods when there are material developments known to the Company that have not yet been disclosed to the public. For example, the Company may impose a special trading restriction period in anticipation of announcing interim earnings guidance or a significant transaction or business development. However, special trading restriction periods may be declared for any reason.

The Company will notify those persons subject to a special trading restriction period. Each person who has been so identified and notified by the Company may not engage in any transaction involving the Company’s securities until instructed otherwise by the Chief Legal Officer, and should not disclose the existence of the special trading restriction to others .

Regulation BTR restrictions

Directors and executive officers may also be subject to trading restrictions pursuant to Regulation BTR under U.S. federal securities laws. In general, Regulation BTR prohibits any director or executive officer from engaging in certain transactions involving Company securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company has provided, or will provide, separate memoranda and other appropriate materials to its directors and executive officers regarding compliance with Regulation BTR.

The Company will notify directors and officers if they are subject to a trading restriction under Regulation BTR. Failure to comply with an applicable trading restriction in accordance with Regulation BTR is a violation of law and this Policy.

No “safe harbors”

There are no unconditional “safe harbors” for trades made at particular times, and all persons subject to this Policy should exercise good judgment at all times. Even when a quarterly restriction period is not in effect, you may be prohibited from engaging in transactions involving the Company’s securities because you possess material nonpublic information, are subject to a special restriction period or are otherwise restricted under this Policy.

PRE-CLEARANCE OF TRADES

Except as discussed in the section entitled “Limited Exceptions”, directors and executive officers may not engage in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Chief Financial Officer and the Chief Legal Officer. The person requesting pre-clearance should submit the preclearance request to preclearance@nutanix.com and will be asked to certify that he or she is not in possession of material nonpublic information about the Company. In addition, the Company has determined that certain other employees and advisors of the Company that may have regular or special access to material nonpublic information may not engage in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Chief Financial Officer and the Chief Legal Officer. The Chief Legal Officer may not engage in a transaction involving the Company’s securities unless the Chief Financial Officer has pre-cleared the transaction. The Chief Financial Officer may not engage in a transaction involving the Company’s securities unless the Chief Legal Officer has pre-cleared the transaction. Individuals subject to pre-clearance requirements are listed on the list of Covered Persons maintained by the Chief Legal Officer. From time to time, the Company may identify other persons who should be subject to the pre-clearance requirements set forth above, and the Chief Legal Officer may update and revise the list of Covered Persons as appropriate.

These pre-clearance procedures are intended to decrease insider trading risks associated with transactions by individuals with regular or special access to material nonpublic information. In addition, requiring pre-clearance of transactions by directors and officers facilitates compliance with Rule 144 resale restrictions under the Securities Act, the liability and reporting provisions of Section 16 under the Exchange Act and Regulation BTR. Pre-clearance of a trade, however, is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy. Further, preclearance of a transaction does not constitute an affirmation by the Company or the Chief Legal Officer that you are not in possession of material nonpublic information. Even after preclearance, a person must not trade the Company’s securities if he or she becomes subject to a quarterly trading restriction period or aware of material nonpublic information prior to the trade being executed.

Neither the Chief Financial Officer nor the Chief Legal Officer is under any obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction in his or her sole discretion.

ADDITIONAL RESTRICTIONS AND GUIDANCE

This section addresses certain types of transactions that may expose you and the Company to significant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with other provisions in this Policy that may apply to the transaction, such as the general prohibition against insider trading as well as pre-clearance procedures and restriction periods, to the extent applicable.

Short sales

Short sales (i.e., the sale of a security that must be borrowed to make delivery) and “selling short against the box” (i.e., a sale with a delayed delivery) with respect to Company securities are prohibited under this Policy. Short sales may signal to the market possible bad news about the Company or a general lack of confidence in the Company’s prospects, and an expectation that the value of the Company’s securities will decline. In addition, short sales are effectively a bet against the Company’s success and may reduce the seller’s incentive to improve the Company’s performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

Derivative securities and hedging transactions

You are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company’s securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, stock appreciation rights and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition.

Using Company securities as collateral for loans

You may not pledge Company securities as collateral for loans. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, may result in inadvertent insider trading violations, Section 16 and Reg. BTR violations (for officers and directors), violations of this Policy and unfavorable publicity for you and the Company.

Holding Company securities in margin accounts

If you are required to comply with Section 16 of the Securities Exchange Act or the trading restriction periods or pre-clearance requirements under this Policy, you may not hold Company securities in margin accounts. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or are otherwise not permitted to trade, may result in inadvertent insider trading violations, Section 16 and Reg. BTR violations (for officers and directors), violations of this Policy and unfavorable publicity for you and the Company. For these same reasons, even if you are not prohibited from holding Company securities in margin accounts, you should exercise caution when doing so.

Placing open orders with brokers

Except in accordance with an approved trading plan (as discussed below), you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, which may result in inadvertent insider trading violations, Section 16 and Reg. BTR violations (for officers and directors), violations of this Policy and unfavorable publicity for you and the Company. If you are subject to restriction periods or pre-clearance requirements, it is your responsibility to inform any broker with whom you place any open order at the time it is placed.

LIMITED EXCEPTIONS

The following are certain limited exceptions to the restrictions imposed by the Company under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. For example, even if a transaction is indicated as exempt from this Policy, you may need to comply with the “short-swing” trading restrictions under Section 16 of the Exchange Act, to the extent applicable. You are responsible for complying with applicable law at all times.

Transactions pursuant to a trading plan that complies with SEC rules

The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Securities Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when such plan is not established or modified during a quarterly trading restriction period and you are not aware of material nonpublic information. The contract, instructions or plan must (i) specify the amount, price and date of the transaction, (ii) specify an objective method for determining the amount, price and date of the transaction and/or (iii) place any subsequent discretion for determining the amount, price and date of the transaction in another person who is not, at the time of the transaction, aware of material nonpublic information.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1 and (ii) is approved by the Chief Legal Officer, are not subject to the restrictions in this Policy against trades made while aware of material nonpublic information or to the pre-clearance procedures or restriction periods established under this Policy. In approving a trading plan, the Chief Legal Officer may, in furtherance of the objectives expressed in this Policy, impose criteria in addition to those set forth in Rule 10b5-1. You should therefore confer with the Chief Legal Officer prior to entering into any trading plan.

The SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description provided above is only a summary, and the Company strongly advises that you consult with your legal advisor if you intend to adopt a trading plan. While trading plans are subject to review and approval by the Company, the individual adopting the trading plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this Policy.

Trading plans must be filed with the Chief Legal Officer and must be accompanied with an executed certificate signed by the person adopting the trading plan that affirmatively states that the trading plan complies with Rule 10b5-1 and any other criteria established by the Company. The Company may publicly disclose information regarding trading plans that you may enter.

Receipt and vesting of stock options, restricted stock units, restricted stock and stock appreciation rights

The trading restrictions under this Policy do not apply to the acceptance or purchase of stock options, restricted stock units, restricted stock or stock appreciation rights issued or offered by the Company. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of stock options, restricted stock units, restricted stock or stock appreciation rights in accordance with applicable plans and agreements.

Exercise of stock options for cash

The trading restrictions under this Policy do not apply to the exercise of stock options for cash under the Company’s stock option plans provided there is no other associated market activity. Likewise, the trading restrictions under this Policy do not apply to the exercise of stock options in a stock-for-stock exercise with the Company or an election to have the Company withhold securities to cover tax obligations in connection with an option exercise so long as the election is irrevocable and made in writing at a time when a trading restriction is not in place and you are not in possession of material nonpublic information. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a stock option, (ii) a cashless exercise of a stock option through a broker, since this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Purchases from the employee stock purchase plan

The trading restrictions under this Policy do not apply to purchases from the employee stock purchase plan; however, this exception does not apply to subsequent sales of the shares.

Certain 401(k) plan transactions

The trading restrictions in this Policy do not apply to purchases of Company stock in the 401(k) plan resulting from periodic contributions to the plan based on your payroll contribution election. The trading restrictions do apply, however, to elections you make under the 401(k) plan to (i) increase or decrease the amount of your contributions under the 401(k) plan if such increase or decrease will increase or decrease the amount of your contributions that will be allocated to a Company stock fund, (ii) move balances into or out of a Company stock fund, (iii) borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance, and (iv) pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Company stock fund.

Stock splits, stock dividends and similar transactions

The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

Withholding

The trading restrictions under this Policy do not apply to net share withholding with respect to equity awards where shares are withheld by the Company in order to satisfy tax withholding requirements, (i) as required by either the Company’s board of directors (or a committee thereof) or the award agreement governing such equity award or (ii) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a quarterly trading restriction is not in place and you are not in possession of material nonpublic information.

Sell to cover transactions

The trading restrictions under this Policy do not apply to sell to cover transactions where shares are sold on your behalf upon vesting of equity awards and sold in order to satisfy tax withholding requirements, (i) as required by either the Company’s board of directors (or a committee thereof) or the award agreement governing such equity award or (ii) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a quarterly trading restriction is not in place and you are not in possession of material nonpublic information; however, this exception does not apply to any other market sale for the purposes of paying required withholding.

Inheritance

The trading restrictions under this Policy do not apply to transfers of the Company’s securities by will or the laws of descent and distribution.

Change in form of ownership

Provided that prior written notice is provided to the Chief Legal Officer, transactions that involve merely a change in the form in which you own securities (such as certain tax planning or estate planning transfers) are permissible under this Policy. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

Transactions in mutual, exchange-traded or index funds

Transactions in mutual, exchange-traded or index funds that hold Company securities are generally not transactions subject to this Policy. However, you should exercise caution when engaging in transactions in mutual, exchange-traded or index funds that hold Company securities. Transactions in mutual, exchange-traded or index funds may constitute an insider trading violation if you become aware of material non-public information that could materially affect the value of the mutual or index fund as a whole.

Other exceptions

Any other exception from this Policy must be approved by the Chief Legal Officer, in consultation with the Board of Directors or an independent committee of the Board of Directors.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT

Obligations under Section 16

Section 16 of the Securities Exchange Act of 1934, and the related rules and regulations, set forth (i) reporting obligations, (ii) limitations on “short-swing” transactions and (iii) limitations on short sales and other transactions applicable to directors, officers, large shareholders and certain other persons.

The Company’s executive officers and directors are required to comply with Section 16 of the Securities Exchange Act of 1934 and related rules and regulations which set forth reporting obligations, limitations on “short swing” transactions, which are certain matching purchases and sales of the Company’s securities within a six-month period, and limitations on short sales.

Notification requirements to facilitate Section 16 reporting

To facilitate timely reporting of transactions pursuant to Section 16 requirements, each person subject to Section 16 reporting requirements must provide, or must ensure that his or her broker provides, the Company with detailed information (e.g., trade date, number of shares, exact price, etc.) regarding his or her transactions involving the Company’s securities, including gifts, transfers, pledges and transactions pursuant to a trading plan, both prior to (to confirm compliance with pre-clearance procedures, if applicable) and promptly following execution.

Personal responsibility

The obligation to file Section 16 reports, and to otherwise comply with Section 16, is personal. The Company is not responsible for the failure to comply with Section 16 requirements.

ADDITIONAL INFORMATION

Availability of Policy

This Policy will be made available to all directors, officers, employees and advisors of the Company when they commence service with or to the Company. In addition, this Policy (or a summary of this Policy) will be circulated periodically. Each director, officer, employee and advisor of the Company is required to acknowledge that such person understands, and agrees to comply with, this Policy.

Amendments

We are committed to continuously reviewing and updating our policies and procedures. The Company therefore reserves the right to amend, alter or terminate this Policy at any time and for any reason, subject to applicable law. A current copy of the Company’s policies regarding insider trading may be obtained by contacting the Chief Legal Officer.

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Nothing in this Insider Trading Policy creates or implies an employment contract or term of employment. Employment at the Company is employment at-will. Employment at-will may be terminated with or without cause and with or without notice at any time by the employee or the Company. Nothing in this Insider Trading Policy shall limit the right to terminate employment at-will. No employee of the Company has any authority to enter into any agreement for employment for a specified period of time or to make any agreement or representation contrary to the Company’s policy of employment at-will. Only the Chief Executive Officer of the Company has the authority to make any such agreement, which must be in writing.

The policies in this Insider Trading Policy do not constitute a complete list of Company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.